170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Reports 2017 Financial Results

TORONTO (February 13, 2018) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF) (“Titan” or “the Company), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the 12 months ended December 31, 2017.

All financial results are prepared under Canadian GAAP and are reported in U.S. dollars, unless otherwise stated. The audited financial statements and management’s discussion and analysis for the year ended December 31, 2017 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO, said, “I joined Titan Medical in January 2017 and based on our achievements this past year, I am more confident than ever in our future. With the addition of Dr. Perry Genova, our Senior Vice President of R&D, and Curtis Jensen, our Vice President of Quality and Regulatory Affairs, we now have a management team experienced in complex medical device development and commercialization, including relevant expertise in engineering, regulatory affairs, intellectual property and global marketing.”

Mr. McNally continued, “I am proud that our team successfully met all of our published 2017 milestones on or ahead of schedule. Our work in 2017 culminated in the first single-port procedures performed at our three Centers of Excellence in the U.S. and Europe. Having now validated the performance of our single-port robotic surgical system, during 2018 we will focus on further product development in key areas identified as opportunities for improvement and competitive advantage before launch. We will also continue to actively engage with both the U.S. FDA and our European Notified Body to ensure we pursue the least burdensome yet fully compliant pathways toward regulatory clearances in both geographies.”

In conclusion, Mr. McNally said, “We acknowledge that the work ahead will impact our historical timeline to commercialization. We also know that the specific timetable and requirements of regulatory submissions will become clear over the coming months. However, based on the enthusiasm of the experienced robotic surgeons who have operated prototypes of our system, we are confident our single-port surgical system can play a meaningful role in advancing robotically-assisted surgery, and it’s worth our investment of time and capital to do the job right.”

Operational highlights for 2017 include:

•	On February 6, 2017, the Company announced the appointment of Perry A. Genova, PhD as Vice President of Research and Development.

•	On April 3, 2017, the Company announced the appointment of Curtis R. Jensen as Vice President of Quality and Regulatory Affairs.
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On July 10, 2017, the Company announced a collaboration with Florida Hospital Nicholson Center in Celebration, Fla. for feasibility and validation studies to support regulatory applications for the SPORT Surgical System.

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On August 22, 2017, the Company announced the signing of an agreement with Institut Hospitalo-Universitaire de Strasbourg in France for feasibility and validation studies to support regulatory applications for the SPORT system.

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On September 18, 2017, the Company and Florida Hospital Nicholson Center announced the installation of a prototype SPORT system at the hospital’s training facility, the first installation in the world to support preclinical feasibility and validation studies.

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On September 25, 2017, the Company announced the successful completion of the world’s first gynecologic, colorectal and urologic single-port procedures using the prototype SPORT system at the Florida Hospital Nicholson Center.

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On October 23, 2017, the Company and Columbia University Medical Center announced the installation of a prototype SPORT system at Columbia’s simulation training facility in New York City, the second U.S. installation to support preclinical feasibility and validation studies and the first installation at an academic medical center.

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Throughout the fourth quarter of 2017, the Company obtained preclinical evidence through surgeons performing numerous single-port procedures using prototype SPORT systems, with select surgeon-narrated videos of the procedures available on its website.

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Throughout 2017, the Company enhanced its intellectual property position through the continued filing of patents directed at important aspects of the SPORT system, and was awarded European and U.S. patents directed at the innovative multi-articulated instrumentation of the SPORT system at the heart of its competitive advantage.

Financial highlights for 2017 include:

•	Research and development expenses for 2017 were $12,900,855, compared with $22,577,885 in 2016.
•	Including adjustment for warrant liability, net and comprehensive loss for 2017 was $33,586,984, compared with a net and comprehensive loss of $23,323,497 in 2016.
•	The Company completed a public offering on June 29, 2017 for gross proceeds of $5,576,357, followed by a second closing on July 21, 2017 for additional gross proceeds of $1,328,871.
•	On August 24, 2017, the Company announced it completed the conversion to equity of Longtai Medical Inc.’s $2.0 million deposit that had been previously scheduled to be refunded to Longtai.
•	On October 31, 2017, the Company completed a private placement involving numerous robotic surgeons in the U.S., for gross proceeds of $2,677,732.
•	On December 5, 2017, the Company completed a public offering for gross proceeds of $17,888,900.
•	Cash, cash equivalents and deposits with product development service providers as of December 31, 2017 were $28,668,927, compared with $6,356,559 as of December 31, 2016.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through to the planned commercialization of computer-assisted robotic surgical technologies for use in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT system is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides a surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT system, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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